

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2010

VIA U.S. MAIL

Novagen Solar Inc.
c/o Laughlin International
2533 Carson Street
Carson City, Nevada 89706

>   **Re: Novagen Solar Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed November 16, 2010**
>   **File No. 333-169103**

Dear Sir or Madam:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

General

1.   We note your response to the first bullet point of comment 2 in our letter dated November 3, 2010 that you have revised the calculation of registration fee table in accordance with Rule 457(a) of Regulation C. However, we also note that footnote 2 to the table indicates that you have estimated the proposed maximum aggregate offering price in accordance with Rule 457(o) of Regulation C. With a view toward disclosure, please tell us whether you relied on Rule 457(a) or Rule 457(o).

2.   We note your revised disclosure and related footnote that the proposed maximum offering price per share is based on the last reported sale of your common stock as of November 12, 2010. Please tell us your basis for using a share price subsequent to the date of the filing of the initial registration statement in calculating the registration fee.

3.   We note your response to comment 2 in our letter dated November 3, 2010. Please provide to us supporting documentation with respect to the bid price and other trading information of your common stock that you provided in your response. Please also provide such supporting documentation to us with respect to the high and low bid prices of your common stock that you provided in your revised disclosure at page 12. We may have further comments.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc   Thomas Mills, Esq.
        Chief Executive Officer, President
            and Chief Financial Officer
        Novagen Solar Inc.
        (647) 436-7654 (fax)